

October 21, 2014

<u>Via E-mail</u>
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deaus S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

   Re: Bank Bradesco
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 30, 2014
     File No. 001-15250

Dear Mr. Luis Carlos Trabuco Cappi:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Gus Rodriguez

         Gus Rodriguez
         Accounting Branch Chief